Steven P. Whaley Senior Vice President and Controller	702 SW 8th Street Bentonville, AR 72716 Phone 479.273.4000 www.walmart.com

June 15, 2011

Mr. Andrew D. Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for Fiscal Year Ended January 31, 2011
Filed March 30, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 18, 2011
File No. 1-6991

Dear Mr. Mew:

This letter is in response to your letter dated May 17, 2011, addressed to Mr. Charles M. Holley, Jr., Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc. (the “Company”). For ease of review, we have reproduced below in bold-faced type the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in that letter and have provided our response in regular type following each comment.

Form 10-K for the Fiscal Year Ended January 31, 2011

Exhibit 13

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 9

1.	Please expand your disclosure to explain the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates as well as the relationship between the foreign and domestic effective tax rates. Given the continued growth in your international operations it appears that a separate discussion of foreign effective income tax rates would provide more transparency in understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Letter to the Securities and Exchange Commission June 15, 2011 Page 2

Our international pre-tax earnings approximated $5.1 billion or 21.8% of consolidated earnings in fiscal 2011. While international earnings are generated in tax jurisdictions with various applicable statutory tax rates, more than 85% of our international pre-tax earnings were generated in countries where the statutory income tax rates range from 28% to 40%. We advise in our MD&A disclosure (under the caption Results of Operations on page 10 of Exhibit 13 to our Annual Report to Shareholders on Form 10-K for fiscal year 2011 (“Exhibit 13”)) that our annual effective tax rates may be impacted by the mix of earnings among our U.S. and international operations. Additionally, there has not been significant historical volatility in our annual effective tax rates, which ranged from 32.2% to 34.2% during the last six fiscal years.

We disclose the relationship between domestic and foreign pre-tax earnings and their respective impact to the effective tax rates in our disclosure in Note 10 of our Notes to Consolidated Financial Statements (beginning on page 39 of Exhibit 13). Specifically, we disclose the separate amounts of our domestic and foreign pre-tax earnings and our provisions for U.S. federal, state and local income taxes and foreign income taxes. We believe that it is clearly discernable to the user that our foreign effective tax rate is lower than our domestic rate and that as foreign pre-tax earnings increase as a percentage of the total pre-tax earnings, our overall effective tax rate will likely decrease (assuming everything else being constant).

Accordingly, we do not believe expanded disclosure is required, although if significant volatility in our effective tax rate were to occur in the future, then appropriate disclosure of that fact and the primary causes of the volatility of the effective tax rate would be described in our periodic filings.

Liquidity and Capital Resources, page 13

2.	Please tell us what consideration you gave to providing a discussion of the need to repatriate undistributed earnings of foreign subsidiaries and the associated potential tax impact. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We have disclosed our intention to use cash flows from operations to fund our global expansion activities, including increasing international retail square footage and pending business acquisitions, as noted on page 13 of Exhibit 13 (under the caption “Liquidity and Capital Resources” in our MD&A). We may deploy a portion of our undistributed earnings of foreign subsidiaries toward these global activities and, therefore, such amounts will not be repatriated to the United States. We do not believe that these matters have required or will require discussion in our MD&A because we intend to permanently reinvest undistributed earnings from certain foreign subsidiaries as noted in our disclosure in Note 10 of our Notes to Consolidated Financial Statements (beginning on page 39 of Exhibit 13). Cash flows from operations have historically supplied us with a significant source of liquidity, which, in conjunction with long-term debt and short-term borrowings, funds our operations inside and

Letter to the Securities and Exchange Commission June 15, 2011 Page 3

outside of the U.S., as well any new global expansion activities, without the need to repatriate significant undistributed earnings of foreign subsidiaries. Our access to the commercial paper and long-term debt markets have historically provided us with substantial sources of liquidity. We anticipate no difficulty in obtaining financing from those markets in the future in view of our favorable experiences in the debt markets in the recent past and strong credit rating.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies, page 26

3.	Please advise us if cash held in your foreign subsidiaries is freely transferable to the U.S. If not and the restricted funds held in another country are significant in proportion to your consolidated cash and cash equivalents’ amounts, please disclose the amounts not freely transferable in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X. Please note that we would consider funds restricted due to adverse tax consequences of repatriation to be restricted cash.

Cash held in our foreign subsidiaries is freely transferable to the U.S., except in jurisdictions where we are subject to remittance restrictions imposed by certain foreign governments, and where we may be subject to U.S. tax upon transfer. Cash subject to remittance restrictions in foreign jurisdictions may fluctuate and did not represent a material amount of our consolidated cash and cash equivalents at January 31, 2011 or 2010. We do not believe adverse tax consequences exist that restrict our use of our cash and cash equivalents in a material manner. In future annual filings, if the portion of our cash and cash equivalents as of any balance sheet date that is subject to remittance restrictions in foreign jurisdictions is material to consolidated cash and cash equivalents, or adverse tax consequences exist that restrict our use of cash and cash equivalents in a material manner, we will provide appropriate disclosure regarding that matter.

Revenue Recognition, page 29

4.	Tell us, and disclose, if your shopping/gift cards have expiration dates. If not, tell us and disclose your policy in recognizing gift cards or prepaid cards that are never redeemed including how you estimate such “breakage”. If you have no policy for recognition of prepaid or gift cards that expire or are never redeemed, please explain the reason(s) for lack of a policy. In this regard, we note the popularity of Wal-Mart’s Money Card.

Our shopping cards/gift cards (“shopping card/s”) in the U.S. do not carry an expiration date and, therefore, customers and members can redeem their shopping cards for merchandise indefinitely. However, our shopping cards in certain foreign countries where we do business may have expiration dates. We will disclose these facts in future annual filings.

Letter to the Securities and Exchange Commission June 15, 2011 Page 4

We have an accounting policy with respect to recognizing revenue related to shopping cards that are never redeemed. We estimate “breakage” on unredeemed shopping cards based on historical usage of shopping cards and recognize the “breakage” as revenue over the historical usage period. We review these estimates periodically and update our estimates if necessary.

We have not disclosed our accounting policy for recognizing shopping card “breakage” because the amounts involved are not material. Historically, approximately 1% of funds initially established or added to an individual shopping card are never redeemed. As a result, shopping card “breakage” recorded as revenue historically has been insignificant.

Note 6. Accrued Liabilities, page 35

5.	We note that you consider the policies and estimates applicable to self insurance reserves to be among your critical accounting policies and estimates. Please revise the notes to your financial statements to provide a table showing the year end balances of the reserve and the additions, subtractions and adjustments made during the year. Conversely, you may provide such information as part of your analysis of reserve accounts included in Schedule II to your financial statements. Further, in your disclosures regarding critical accounting estimates, please expand your disclosure to discuss your policy for incurred but not reported claims, the limits of stop loss insurance coverage, if any, and significant yearly changes as well as trends and uncertainties. Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future.

We will provide a table showing a roll-forward of self-insurance reserves in the Notes to Consolidated Financial Statements in future Annual Reports on Form 10-K, subject to our determination of self-insurance continuing to be a critical accounting policy of the Company.

Our disclosures regarding critical accounting estimates, under the caption “Self-Insurance,” states “Liabilities associated with any claims are estimated by considering historical claims experience, including frequency, severity, demographic factors and other actuarial assumptions.” This includes both reported claims and incurred but not reported claims. In future Annual Reports on Form 10-K, we will explicitly disclose that incurred but not reported claims are considered in the Company’s estimates.

We maintain stop-loss insurance coverage for workers compensation and general liability of $5 million and $15 million, respectively, per occurrence to limit our exposure to certain risks. We will disclose this stop-loss coverage in future Annual Reports on Form 10-K. When our assumptions with respect to self-insurance reserves change significantly, we include appropriate disclosure (for example we disclosed a $298 million change in estimate with respect to general

Letter to the Securities and Exchange Commission June 15, 2011 Page 5

liability and workers’ compensation claims during fiscal year 2008). In future periodic reports, we will add comments regarding any material risks that could impact the accuracy of our estimates and assumptions in the future. We confirm that when we have or expect to have significant adjustments in the future, we will provide the necessary disclosures.

Note 10. Income Taxes, page 39

6.	You state that a provision has not been made for U.S. taxes on accumulated undistributed earnings of your international subsidiaries of approximately $17.0 billion as of January 31, 2011 because you intend to reinvest these earnings permanently outside of the U.S. Please tell us how you believe your policy complies with ASC 740-30-25-17. In this regard, please also address your repatriation of earnings in each of the last three fiscal years.

In accordance with ASC 740-30-25-17, if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely, no income taxes shall be accrued.

Our assertion that we will, and our intent to, indefinitely reinvest certain foreign undistributed earnings is based on our plan that those non-U.S. earnings will be used to fund our operations in the markets where the funds are generated and our global expansion efforts. Additionally, as described in Comment No. 2, cash flows from operations have historically supplied us with a significant source of liquidity, which, in conjunction with long-term debt and short-term borrowings, funds our operations inside and outside of the U.S., as well as any new global expansion activities, without the need to repatriate significant undistributed earnings of foreign subsidiaries.

Over the past three years, the following amounts of foreign earnings have been repatriated to the U.S. primarily by deemed inclusions under the U.S. tax code, and to a lesser extent by cash distributions:

Year-Ended	in millions
1/31/2009	$658
1/31/2010	$784
1/31/2011	$380

The related tax impacts have been properly recorded in the year of those distributions and are disclosed in the Effective Tax Rate Reconciliation table in Note 10 of our Notes to Consolidated Financial Statements (beginning on page 39 of Exhibit 13).

Letter to the Securities and Exchange Commission June 15, 2011 Page 6

Note 12. Legal Proceedings, page 42

7.	It appears that your disclosure regarding Braun/Hummel v. Wal-Mart Stores, Inc. is outdated. Please provide us with proposed disclosure expanding your description to include material events that have occurred after the filing of your Notice of Appeal on December 7, 2007.

With regard to Braun/Hummel v. Wal-Mart Stores, Inc. (the “Braun Proceeding”), we believe that the disclosure set forth in the Company’s previous filings included an appropriate description of all of the material events in the litigation. As you point out, there had been no change in the description of the Braun Proceeding for the past several quarters; however, the matter has been pending on appeal, and as of June 3, 2011, when our first quarter Form 10-Q was filed with the Commission (the “First Quarter Form 10-Q”), no material events had occurred, during that time. However, to update the disclosure, the Company included additional information regarding the appellate briefs and oral argument in front of the Superior Court of Appeals in the First Quarter Form 10-Q.

On June 10, 2011, the Pennsylvania Superior Court of Appeals upheld the trial court’s certification of a class of current and former hourly associates who worked in Pennsylvania. The Superior Court of Appeals upheld the jury’s award of $78 million in damages for missed meal breaks and off-the-clock work, as well as statutory penalties, but reversed the trial court’s award of attorney fees, with that matter being remanded back to the trial court for a downward adjustment. The Company intends to file a petition with the Supreme Court of Pennsylvania to review the trial court’s decision.

The disclosure regarding the Braun Proceeding that appears in future periodic filings with the Commission, beginning with the Company’s Form 10-Q for the second quarter of fiscal 2012 (the “Second Quarter Form 10-Q”), will be as reflected in the response to Comment No. 8 below.

8.	We further note that a final judgment in the approximate amount of $188 million was entered in 2007. In this regard, it appears you may have recorded an accrual as all of the criteria in FASB ASC 450-20-25-2 have been met, however you have not disclosed the amount of the accrual nor is there disclosure indicating that there is an exposure to loss in excess of the amount accrued. Please revise to disclose what the additional loss may be for this matter or an aggregate estimate which includes other matters where 1) an accrual has been made because a loss is believed to be both probable and reasonably estimable but an exposure to loss exists in excess of the amounts accrued and 2) no accrual has been made because a loss, although estimable is believed to be reasonably possible, but not probable. Please include all of disclosures as required by paragraphs 3-5 of FASB ASC 450-20-50.

Letter to the Securities and Exchange Commission June 15, 2011 Page 7

We believe the disclosure set forth in Note 12 to the 2011 Financial Statements regarding the Braun Proceeding complies with the disclosure requirements set forth in paragraphs 3, 4 and 5 of FASB ASC 450-20-50, as applicable. In this regard, we note that, as to the Braun Proceeding, Note 12 discloses: (i) the contingency represented by the Braun Proceeding and the trial court’s judgment, as required by paragraph 3 of FASB ASC 450-20-50; (ii) the nature of the contingency and the possible loss in the matter (i.e., the Braun Proceeding, the trial court’s judgment therein, and the amount awarded by that judgment), as required by paragraph 4 of FASB ASC 450-20-50, and (iii) the amount of the possible loss contingency represented by the Braun Proceeding, as contemplated in the last sentence of paragraph 5 of FASB ASC 450-20-50.

With regard to the possibility of “additional loss,” please be advised that the Company currently foresees no additional potential losses in excess of the amount of possible loss already disclosed in Note 12 in connection with the Braun Proceeding, other than the accrual of post-judgment interest on the judgment during the pendency of the appeal. By operation of law, post-judgment interest accrues at the rate of six percent per annum on the amount of the judgment from November 14, 2007, until the date the judgment is paid, unless of course the judgment is reversed or set aside on appeal, in which event any liability for such interest is extinguished along with the principal amount of the judgment. It does not appear that the accumulation of post-judgment interest at this rate constitutes a material event. Nevertheless, in response to your comment, the Company included language in the First Quarter Form 10-Q regarding post-judgment interest.

Therefore, as amended in response to Comments Nos. 7 and 8 and in light of the recent ruling by the Superior Court of Appeals, the Company’s disclosure regarding the Braun Proceeding (absent any further developments), beginning with the Second Quarter Form 10-Q, as supplemented, will read as follows:

Wage-and-Hour Class Action: The Company is a defendant in Braun/Hummel v. Wal-Mart Stores, Inc., a class action lawsuit commenced in March 2002 in the Court of Common Pleas in Philadelphia, Pennsylvania. The plaintiffs alleged that the Company failed to pay class members for all hours worked and prevented class members from taking their full meal and rest breaks. On October 13, 2006, a jury awarded back-pay damages to the plaintiffs of approximately $78 million on their claims for off-the-clock work and missed rest breaks. The jury found in favor of the Company on the plaintiffs’ meal-period claims. On November 14, 2007, the trial judge entered a final judgment in the approximate amount of $188 million, which included the jury’s back-pay award plus statutory penalties, prejudgment interest and attorneys’ fees. By operation of law, post-judgment interest accrues on the judgment amount at the rate of six percent per annum from the date of entry of the judgment, which was

Letter to the Securities and Exchange Commission June 15, 2011 Page 8

November 14, 2007, until the judgment is paid, unless the judgment is revised or set aside on appeal. On December 7, 2007, the Company filed its Notice of Appeal. The Company filed its opening appellate brief on February 17, 2009, plaintiffs filed their response brief on April 20, 2009, and the Company filed its reply brief on June 5, 2009. Oral argument was held before the Superior Court of Appeals on August 19, 2009. On June 10, 2011, the Superior Court of Appeals upheld the trial court’s certification of the class, the jury’s back pay award, the statutory penalties and prejudgment interest. The Superior Court of Appeals reversed the trial court’s award of attorneys’ fees and remanded the fee award back to the trial court for a downward adjustment. The Company believes it has substantial factual and legal defenses to the claims at issue and filed a petition for review of the trial court’s decision with the Pennsylvania Supreme Court [on July 11, 2011].

Finally, please be advised that the Company does not set forth accrual information on a case-by-case basis in its public filings. We believe our disclosures comply with FASB ASC 450-20-50. With regard to litigation matters, in particular, the Company believes that public disclosure of such information could compromise the Company’s applicable legal privileges, impair its ability to conduct effective settlement negotiations, and otherwise negatively impact its defenses. The decision whether or not to establish an accrual in connection with the Braun Proceeding has been evaluated under appropriate FASB standards and based upon advice of counsel, as also indicated in Note 12, which states that “[t]he Company has made accruals with respect to these matters, where appropriate, which are reflected in the Company’s Consolidated Financial Statements.”

Exhibit 23

9.	The consent lacks evidence of a signature by the independent registered public accounting firm as required by Item 601(b)(23)(ii) of Regulation S-K. See also Item 302 of Regulation S-T for requirements regarding signatures in electronic submissions. Please confirm whether your auditor provided a manually signed consent as of March 30, 2011, and, if so, supplementary provide us with a copy of the consent. Please also confirm that all future consents will include a conformed signature as appropriate.

Our auditor provided a manually signed consent as of March 30, 2011, a copy of which will be provided supplementary. All future consents will include a conformed signature as appropriate.

Definitive Proxy Statement on Schedule 14A

What were our specific performance targets for fiscal 2011, and how did we perform in comparison to these targets?, Page 27

Letter to the Securities and Exchange Commission June 15, 2011 Page 9

10.	Please provide us with proposed disclosure expanding your discussion of diversity goals in the first paragraph on page 28 to disclose the specific placement goals and good faith efforts goals for each of your named executive officers. If these goals are not objective, please state so and describe the factors considered in making the determination of whether the goals were met. Refer to Item 402(b) of Regulation S-K.

As noted on page 28, our diversity goals program has two components: good faith efforts and placements. Good faith efforts requirements apply to all of our officers and many other members of management, including each of our named executive officers. For our fiscal year ended January 31, 2011 (“fiscal 2011”), in order to satisfy the good faith efforts component of this program, each named executive officer was required to (a) actively sponsor at least two associates; and (b) participate in at least one diversity event during the fiscal year. Each named executive officer satisfied this requirement for fiscal 2011. For our fiscal year ending January 31, 2012 (“fiscal 2012”), participation in two diversity events will be required.

The placement component of this program generally applies only to managers who have responsibility for our Walmart US and Sam’s Club field operations. During fiscal 2011, two of our named executive officers (Mr. Duke and Mr. Simon) were subject to placement objectives.

The determination as to whether each of these named executive officers satisfies his or her placement objectives is based on both a qualitative and quantitative review of the named executive officer’s respective diversity efforts during the fiscal year. The factors considered in this review include: (a) the relative number of placements of diverse candidates in specified positions within the named executive officer’s organization during the fiscal year; (b) the named executive officer’s engagement and participation in developing and implementing diversity and inclusion strategies; (c) the named executive officer’s leadership efforts and commitment to our diversity and inclusion efforts; and (d) the named executive officer’s efforts in recruiting diverse candidates and developing diverse associates.

Because the determination as to whether a named executive officer has satisfied his or her diversity goals is not strictly quantitative and includes elements of subjectivity, we have structured the diversity goals component of our cash incentive plan as a potential discretionary reduction of each named executive officer’s cash incentive in order to preserve the deductibility of the cash incentive payment as performance-based under Section 162(m) of the Internal Revenue Code of 1986, as amended.

We believe that information relating to the specific good faith efforts and placement components of our diversity goals program is not material to an understanding of our executive compensation program, and therefore is not required to be disclosed. Nevertheless, in future filings, we intend to include disclosure substantially similar to the following disclosure regarding this component of our cash incentive program for named executive officers to the extent that the terms of this program and its relationship to our cash incentive plan do not change:

“A portion of each NEO’s cash incentive payment is also subject to satisfying diversity objectives, and each NEO’s cash incentive payment can be reduced by up to 15 percent if he or she does not satisfy these objectives. For fiscal 2012, these objectives consisted of two components: good faith efforts and placements.

Letter to the Securities and Exchange Commission June 15, 2011 Page 10

Each of our NEOs is subject to good faith efforts requirements. In order to satisfy the good faith efforts component of this program, each NEO must actively sponsor at least two associates, and must also participate in at least two diversity events.

Each of our NEOs with responsibility for our Walmart US and/or Sam’s Club field operations are also subject to placement objectives. For fiscal 2012, [NEOs will be identified by name] were subject to placement objectives. The determination as to whether an NEO satisfies his or her placement objectives is based on several factors, including the relative number of diverse candidates placed in specified positions within the NEO’s organization; the NEO demonstrating engagement and participation in a diversity and inclusion strategy; the NEO’s leadership efforts in implementing these strategies; and the NEO’s efforts in recruiting and developing diverse associates. Applying these factors, at the end of each fiscal year, our Chief Diversity Officer reviews each NEO’s performance under our diversity program and reports the results of this review to our CNGC prior to the approval of annual cash incentive payouts to our NEOs.”

General

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses or need further information, then please contact the undersigned at (479) 204-8263.

Sincerely,

/s/ Steven P. Whaley
Steven P. Whaley
Senior Vice President and Controller

cc:	Donna Di Silvio
Staff Accountant
Securities and Exchange Commission

Chris Chase
Attorney-Advisor
Securities and Exchange Commission

Charles M. Holley, Jr.
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.

Audit Committee of the
Board of Directors
Wal-Mart Stores, Inc.